Exhibit 3.1

Amendment to the By-Laws of Celgene Corporation

(As adopted by the Board of Directors Effective March 1, 2016)

Article III, Section 3.1 is amended to read in its entirety as follows:

Section 3.1 Executive Officers.

The executive officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer, and a Secretary, each of whom shall be elected by the Board of Directors. The Board of Directors may elect or appoint such other officers, including an Executive Chairman, a Controller and one or more Assistant Treasurers and Assistant Secretaries as it may deem necessary or desirable. Each officer shall hold office for such term as may be prescribed by the Board of Directors from time to time. Any person may hold at one time two or more offices.